UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Bruush Oral Care Inc.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

11750K203
(CUSIP Number)

128 West Hastings Street, Unit 210

Vancouver, British Columbia V6B 1G8

Canada

with a copy to:

Steven A. Lipstein, Esq.

Lucosky Brookman LLP

101 Wood Avenue South, 5th Floor

Woodbridge, NJ 08830

(732) 395-4400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 11750K203	13D

1	NAMES OF REPORTING PERSONS
Yaletown Bros. Ventures Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
48,730,102 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
48,730,102 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
48,730,102 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.85% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Includes 43,000,000 common shares issuable upon the exercise of 33,000,000 Pre-Funded Warrants and 10,000,000 Side Letter Warrants (as defined in Item 4 and Item 5).

(2) Based on 100,970,818 common shares outstanding as of January 30, 2024, according to information provided by the Issuer.

CUSIP No. 11750K203	13D

1	NAMES OF REPORTING PERSONS
Matthew Friesen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
48,730,102 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
48,730,102 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
48,730,102 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.85% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Includes 43,000,000 common shares issuable upon the exercise of 33,000,000 Pre-Funded Warrants and 10,000,000 Side Letter Warrants (as defined in Item 4 and Item 5).

(2) Based on 100,970,818 common shares outstanding as of January 30, 2024, according to information provided by the Issuer.

CUSIP No. 11750K203	13D

1	NAMES OF REPORTING PERSONS
Bradley Friesen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
48,730,102 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
48,730,102 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
48,730,102 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.85% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Includes 43,000,000 common shares issuable upon the exercise of 33,000,000 Pre-Funded Warrants and 10,000,000 Side Letter Warrants (as defined in Item 4 and Item 5).

(2) Based on 100,970,818 common shares outstanding as of January 30, 2024, according to information provided by the Issuer.

This Amendment No. 3 to Schedule 13D amends and supplements the previously filed Schedule 13D filed by the Reporting Persons. Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to common shares without par value (“Common Shares”), of Bruush Oral Care Inc. (the “Issuer”), a British Columbia, Canada corporation, with principal executive offices at 128 West Hastings Street, Unit 210 Vancouver, British Columbia V6B 1G8 Canada.

Item 2.	Identity and Background.

a) This Schedule 13D is being filed jointly by the entity and individuals listed below (individually, the “Reporting Person” and collectively the “Reporting Persons”).

(i) Yaletown Bros. Ventures Ltd;

(ii) Matthew Friesen; and

(iii) Bradley Friesen.

Yaletown Bros. Ventures Ltd is jointly held and controlled by Messers Matthew Friesen and Bradley Friesen.

b) The business address of the principal office of Yaletown Bros. Ventures Ltd and Mr. Matthew Friesen is 2602 289 Drake Street, Vancouver, British Columbia V6B 5Z5 Canada, and the business address of Mr. Bradley Friesen is 4104 1283 Howe Street, Vancouver BC V6Z 0E3 Canada.

c) The Reporting Persons are principally engaged in the business of investment management and investing in securities. The reported securities are held directly by Yaletown Bros. Ventures Ltd. The general partners and directors of Yaletown Bros. Ventures Ltd. are Matthew Friesen and Bradley Friesen. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit A.

d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f) Yaletown Bros. Ventures Ltd is organized under the law of British Columbia, Canada. Messers Matthew Friesen and Bradley Friesen are citizens of Canada.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is supplemented and amended, as the case may be, as follows:

The disclosures in Item 4 are incorporated herein, by reference.

Item 4.	Purpose of Transaction.

The information set forth in Items 2, 3, 5 and 6 of this Statement is hereby incorporated by reference into this Item 4.

On February 15, 2024, Bruush Oral Care Inc. (the “Issuer”) entered into a letter agreement (the “Side Letter”) in connection with the securities purchase agreement executed with the Reporting Persons on January 30, 2024. Pursuant to the Side Letter, the Reporting Persons provided the Issuer with additional funding for the amount of $200,000. As consideration for the additional funding, the Reporting Persons received a Pre-Funded Common Stock Purchase Warrant (the “Side Letter Warrant”) to purchase 10,000,000 common shares (the “Side Letter Warrant Shares”), with an exercise price of $0.001 per share. The Side Letter Warrants are exercisable on a 1-for-1 basis at any time at the election of the holder into Common Shares.

The Reporting Persons hold securities of the Issuer for investment purposes.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending on various factors, including, without limitation, the Issuer’s financial position, the price of the Common Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may, in the future, take such actions with respect to their shares of the Issuer’s capital stock as they deem appropriate, including, without limitation: purchasing additional Common Shares, or other securities of the Issuer; selling Common Shares, or other securities of the Issuer; taking any action to change the composition of the Issuer’s board of directors; taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or changing their intention with respect to any and all matters referred to in paragraphs (a) through (j) below in this Item 4.

Except as otherwise described in this Schedule, none of the Reporting Persons currently has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

The information set forth in Items 2, 3, 4 and 6 of this Statement and the cover pages of this Statement is hereby incorporated by reference into this Item 5.

Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 2 are incorporated herein by reference.

(a) and (b). From the first issuance on October 11, 2023 through the final issuance of October 24, 2023, the Reporting Persons beneficially owned an approximate range of 63% to 82% interest in the securities of the Issuer. As of February 16, 2024, the Reporting Persons may be deemed to beneficially own, in the aggregate, 48,730,102 Common Shares, which represent, approximately 30% of the outstanding Common Shares, calculated pursuant to the Exchange Act and based on information provided by the Issuer. The 5,730,102 Common Shares owned by the Reporting Persons prior to the exercise of the Pre-Funded Warrants and the Side Letter Warrants represents approximately 5.7% of the Common Shares outstanding, based on the 100,970,818 Common Shares outstanding as of January 30, 2024.

(c) The Reporting Persons disposed of 1,532,487 Common Shares of the Issuer in the open market as detailed below:

Trade Date	Buy/Sell	Shares	Price
2/9/2024	Sell	500,000.1021
2/12/2024	Sell	63,084.1001
2/14/2024	Sell	398,703.0897
2/15/2024	Sell	250,000.0902
2/15/2024	Sell	250,000.0884
2/15/2024	Sell	70,700.0880

(d)-(e) not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Side Letter

On February 15, 2024, the Reporting Persons entered into the Side Letter with the Issuer, in connection with that certain securities purchase agreement previously executed and disclosed by the Issuer and the Reporting Persons. The Side Letter contains customary representations and warranties, by the Issuer and the Reporting Persons.

The foregoing description of the Side Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Side Letter, which is filed as Exhibit B, and incorporated herein by reference.

Side Letter Warrant

The Side Letter Warrant has an exercise price of $0.001 per share and terminates upon its exercise in full. The Reporting Persons cannot exercise the Side Letter Warrant if such exercise would result in the Reporting Persons owning more than 4.99% of the Common Shares.

The foregoing description of the Side Letter Warrant does not purport to be complete and is qualified in its entirety by reference to the full text of the Pre-Funded Warrant, which is filed as Exhibit C, and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement
Exhibit B	Side Letter
Exhibit C	Form of Side Letter Warrant

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2024

YALETOWN BROS. VENTURES LTD

By:	/s/ Matthew Friesen
Name:	Matthew Friesen
Title:	General Partner

By:	/s/ Bradley Friesen
Name:	Bradley Friesen
Title:	General Partner

MATTHEW FRIESEN

By:	/s/ Matthew Friesen
Name:	Matthew Friesen

BRADLEY FRIESEN

By:	/s/ Bradley Friesen
Name:	Bradley Friesen